Filed by Lionheart III Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lionheart III Corp

Commission File No. 001-41011

Commission File No. for related Registration Statement: 333-267301

3 March 2023

SMX LIONHEART SCHEME OF ARRANGEMENT IMPLEMENTATION

Further to previous updates to the market, Security Matters Ltd (ASX.SMX) has applied to ASX for removal from the official list.

The proposed merger with Lionheart III Corp (Lionheart, NASDAQ.LION) described in announcements of 26 July and 8 September 2022 is expected to be completed on 8 March 2023, following approval being granted by the Federal Court of Australia on 28 February 2023 to the Schemes of Arrangement giving effect to the transaction.

The merged entity will be named “SMX (Security Matters) PLC” and is expected to commence quotation on NASDAQ on or about 8 March 2023 with the symbols “SMX” (common stock) and “SMXWW” (warrants).

The transaction between SMX Lionheart involves the following steps:

1.

under the option scheme, the options in SMX will be exercised on a cashless basis and option-holders issued shares in SMX (based on the value of the options, as determined by a Black-Scholes calculation);

2.

all the shares in SMX (including those issued under the options scheme) will be cancelled under a reduction of capital (which was approved by the general meeting of SMX’s shareholders held on 20 February 2023);

3.

under the option scheme and the share scheme, an Irish company, Empatan PLC (Empatan), will issue shares in itself to SMX’s shareholders (including those persons who had been option-holders before the option scheme) – one share in Empatan for every 10.3624 SMX shares;

4.	SMX will issue a share in itself to Empatan, thereby becoming a wholly-owned subsidiary of Empatan; and

5.	Empatan and Lionheart will merge, and the merged entity named SMX (Security Matters) plc will be listed on NASDAQ.

Thus SMX and its business will be owned by a NASDAQ-listed company, in which SMX’s current shareholders and relevant option-holders will be shareholders.

Once SMX is removed from the official list, its shares can no longer be traded. As the Effective date has passed and SMX is currently suspended from trading, SMX shares can no longer be traded.

SMX has received in-principle advice from ASX that it will agree to the request unconditionally on confirmation of implementation of the Schemes.

The proposed date for removal of SMX from the official list is 8 March 2023.

—Ends—

This announcement has been approved by release to ASX by the Chief Executive Officer.

Security Matters Ltd | ABN 78626192998 | C/- K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000

For further information, please contact: Media Enquiries - SMX Melissa Hamilton Media and Capital Partners P: 04 1775 0274 E: Melissa.hamilton@mcpartners.com.au	Corporate Enquiries Eric Dusansky Inflection Partners LLC P: +1 (917) 420 1309 E: eric@inflectionpartnersllc.com

About Lionheart III Corp

Lionheart III Corporation is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. For more information, visit: [https://lheartcapital.com/our-companies/lionheart-iii/.]

About Security Matters Limited

Security Matters is the next generation solution to address the anti-counterfeit, brand protection, client liability and track and trace markets. The Company has developed a suite of integrated solutions to solve both authentication and track and trace challenges in order to uphold supply chain integrity, and provide quality assurance and brand accountability to producers of goods.

Follow us through our social channel @secmattersltd

Important Information and Where to Find It

In connection with the potential business combination (the “proposed business combination”), a registration statement on Form F-4 (the “Registration Statement”), was filed by Empatan Public Limited Company, a public limited company incorporated in Ireland with registered number 722009 (the “Parent”) with the U.S. Securities and Exchange Commission (the “SEC”). Upon the closing of the proposed business combination, it is expected that the Parent will be the ultimate parent of Lionheart III Corp (“Lionheart”) and Security Matters Limited (“SMX”). The Registration Statement includes a preliminary proxy statement/prospectus of Lionheart. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. The Registration Statement was declared effective by the SEC on January 19, 2023, the definitive proxy statement/prospectus was filed with the SEC on January 19, 2023. Lionheart’s stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Lionheart III Corp, 4218 NE 2nd Avenue, Miami, Florida 33131.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED THEREIN.

Participants in the Solicitation of Proxies

This communication is not a solicitation of a proxy from any investor or securityholder. Lionheart, SMX, and their respective directors, executive officers and other members of their management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies of Lionheart’s stockholders in connection with the proposed business combination. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of Lionheart’s directors and executive officers in Lionheart’s Annual Report on Form 10-K filed with the SEC on April 14, 2022, the proxy statement/prospectus, other relevant materials filed with the SEC in connection with the proposed business combination when they become available, and other reports filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Security Matters Ltd | ABN 78626192998 | C/- K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000

No Offer or Solicitation

No offer or offering of equity interests or securities of any kind is being made, conducted or extended at this time. This communication is for informational purposes only and does not constitute or include an offer to sell, or a solicitation of an offer to purchase or subscribe for, equity interests or securities of any kind or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any such offer or solicitation will be made only in connection with the delivery of a prospectus meeting the requirements of the Securities Act of 1933, as amended (“Securities Act”), or exemptions therefrom.

Forward-Looking Statements

This communication includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, including the identification of a target business and potential business combination or other such transaction, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in the annual report on Form 10-K filed by Lionheart on April 14, 2022. Important factors, among others, that may affect actual results or outcomes include: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of SMX and Lionheart to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Lionheart or equity holders of SMX is not obtained; (iii) failure to realize the anticipated benefits of the proposed business combination;(iv) SMX’s limited operating history; (v) SMX’s ability to grow and manage its growth effectively; (vi) SMX’s ability to execute its business plan; (vii) SMX’s estimates of the size of the markets for its products; (viii) the rate and degree of market acceptance of SMX’s products; (ix) SMX’s ability to identify and integrate acquisitions; (x) SMX’s future investments in its technology and operations; (xi) potential litigation involving Lionheart or SMX or the validity or enforceability of SMX’s intellectual property; (xii) risks relating to the uncertainty of the projected financial information with respect to SMX; (xiii) the effects of competition on SMX’s business; (xiv) developments and changes in laws and regulations; (xv) the impact of significant investigative, regulatory or legal proceedings; (xvi) general economic and market conditions impacting demand for SMX’s products and services; (xvii) the amount of redemption requests made by Lionheart’s public stockholders; (xviii) the amount of cash available following any redemptions by Lionheart stockholders; (xix) the ability to meet Nasdaq’s listing standards following the consummation of the proposed transaction; (xx) the ability of Lionheart or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; and such other risks and uncertainties as are discussed in the Lionheart’s annual report on Form 10-K filed with the SEC on April 14, 2022. Other factors include the possibility that the proposed business combination does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Lionheart expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Lionheart’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Security Matters Ltd | ABN 78626192998 | C/- K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000